CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR

Ms. Jessica Livingston, Esq.

Ms. Sandra Hunter Berkheimer, Esq.

Office of Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

May 5, 2022

Re:	iShares® Gold Trust Micro Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed April 1, 2022 File No. 333-262546

Dear Mses. Livingston and Berkheimer:

On behalf of our client, iShares® Gold Trust Micro (the "Trust"), set forth below is the Trust's response to the comment received from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated April 29, 2022 (the "Comment Letter") in connection with the Trust's Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement"), which was filed with the SEC on April 1, 2022.

All page references in the responses below are to the pages of the Registration Statement, unless otherwise specified.

Post-Effective Amendment to Form S-1 filed April 1, 2022

Risk Factors, page 9

1.

We note your response to our comment latter dated April 6, 2022. Please revise the filing to reflect your response that you believe the removal of Russian new gold bars, accounting for 9.5% of world production in 2020 "will not have any material impact on the gold market or on the Trust."  Also, please update your disclosure on pages 9 and 10 that Russia's invasion of Ukraine and related geopolitical events "could cause volatility in precious metals prices and have significant impact on Fund performance and the value of an investment in the Shares" to disclose whether since February 24, 2022 there has been any such volatility or increases in gold prices and whether these events have had a material impact on Trust performance or the value of an investment in the Shares.  Please make corresponding disclosures in the Gold Industry section on page 17.

CLIFFORD CHANCE US LLP

Jessica Livingston, Esq.

Sandra Hunter Berkheimer, Esq.

United States Securities and Exchange Commission

May 5, 2022

In response to the Staff's comment, the Trust proposes to revise the disclosure beginning on page 9 of the prospectus under the section "Risks Related to the Shares—Because the Shares are created to reflect the price of the gold held by the Trust, the market price of the Shares will be as unpredictable as the price of gold has historically been. This creates the potential for losses, regardless of whether you hold Shares for a short-, mid- or long-term period" as set forth on Exhibit A hereto and the disclosure beginning on page 17 of the prospectus under the section "The Gold Industry—Introduction" as set forth on Exhibit B hereto in the final prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended. The Trust proposes to include the corresponding changes to the disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

Additionally, the Trust supplementally advises the Staff that although there was an initial increase in gold prices in late February, which may have been related to the invasion and related events, there has not been a subsequent material impact on gold prices or volatility, the Trust performance or the NAV per share. As of the date of this letter, the Trust does not expect that the removal of the new gold bars from Russia will have a material impact on the gold market or on the Trust due, in part, to the vast amount of available above ground gold supply and the fact that a significant percentage of gold is used for investment purposes or jewelry, rather than for consumption or industrial purposes like certain other metals and commodities.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:	Paul Lohrey, BlackRock, Inc. Deepa Damre Smith, BlackRock, Inc. Nick Cordell, Blackrock, Inc. Jason D. Myers, Clifford Chance US LLP Tae Ho Cho, Clifford Chance US LLP

CLIFFORD CHANCE US LLP

Exhibit A

Risks Related to the Shares

Because the Shares are created to reflect the price of the gold held by the Trust, the market price of the Shares will be as unpredictable as the price of gold has historically been. This creates the potential for losses, regardless of whether you hold Shares for a short-, mid- or long-term period.

Shares are created to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. Because the value of Shares depends on the price of gold, it is subject to fluctuations similar to those affecting gold prices. This exposes your investment in Shares to potential losses if you need to sell your Shares at a time when the price of gold is lower than it was when you made your investment in Shares. Even if you are able to hold Shares for the mid- or long-term, you may never realize a profit, because gold markets have historically experienced extended periods of flat or declining prices.

Following an investment in Shares, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of Shares. Among them:

•

large sales, including those by the official sector (government, central banks and related institutions), which own a significant portion of the aggregate world holdings. If one or more of these institutions decide to sell in amounts large enough to cause a decline in world gold prices, the price of the Shares will be adversely affected;

•

a significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the Shares;

•

a significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, a decline in world gold prices could occur, negatively impacting the price of the Shares;

•

global gold supply and demand, which is influenced by such factors as gold’s uses in jewelry, technology and industrial applications, purchases made by investors in the form of bars, coins and other gold products, and production and cost levels in major gold-producing countries such as China, South Africa, the United States and Australia;

•	global or regional political, economic or financial events and situations, especially those unexpected in nature, including the recent Russian invasion of Ukraine;

•	investors’ expectations with respect to the rate of inflation;

•	interest rates;

•	investment and trading activities of hedge funds and commodity funds;

•	other economic variables such as income growth, economic output, and monetary policies; and

•	investor confidence.

CLIFFORD CHANCE US LLP

Conversely, several factors may trigger a temporary increase in the price of gold prior to your investment in the Shares. If that is the case, you will be buying Shares at prices affected by the temporarily high prices of gold, and you may incur losses when the causes for the temporary increase disappear.

Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and economic impacts are impossible to predict. These and any related events could cause volatility in precious metals prices and have significant impact on ~~Fund~~ Trust performance and the value of an investment in the Shares. Russia is a significant producer of gold. On March 7, 2022, the LBMA suspended six Russian gold and silver refiners from its Good Delivery List. As a result, while existing gold bars from these refiners are considered acceptable, new gold bars are not. Although there was an initial increase in gold prices in late February, which may have been related to the invasion and related events, there has not been a subsequent material impact on gold prices or volatility, the Trust performance or the NAV per share. Additionally, as of the date of this prospectus, the Trust does not expect that the removal of the new gold bars from Russia will have a material impact on the gold market or on the Trust.

Investors should be aware that while gold is used to preserve wealth by investors around the world, there is no assurance that gold will maintain its long-term value in terms of future purchasing power. In the event the price of gold declines, the Sponsor expects the value of an investment in the Shares to decline proportionately.

Furthermore, although gold has been used as a portfolio diversifier due to its historically low-to-negative correlation with stocks and bonds, diversification does not ensure against, nor can it prevent against, risk of loss.

CLIFFORD CHANCE US LLP

Exhibit B

THE GOLD INDUSTRY

Introduction

This section provides a brief introduction to the gold industry by looking at some of the key participants, detailing the primary sources of demand and supply and outlining the role of the “official” sector (i.e., central banks) in the market.

Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and economic impacts are impossible to predict. These and any related events could cause volatility in precious metals prices and have significant impact on Trust performance and the value of an investment in the Shares. Russia is a significant producer of gold. On March 7, 2022, the LBMA suspended six Russian gold and silver refiners from its Good Delivery List. As a result, while existing gold bars from these refiners are considered acceptable, new gold bars are not. Although there was an initial increase in gold prices in late February, which may have been related to the invasion and related events, there has not been a subsequent material impact on gold prices or volatility, the Trust performance or the NAV per share. Additionally, as of the date of this prospectus, the Trust does not expect that the removal of the new gold bars from Russia will have a material impact on the gold market or on the Trust.